SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31726; File No. 812-14395]

Little Harbor MultiStrategy Composite Fund and Little Harbor Advisors, LLC; Notice of

Application

July 28, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the

"Act") for an exemption from sections 18(c) and 18(i) of the Act, under sections 6(c) and

23(c)(3) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to

section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of shares ("Shares") and to impose

asset-based distribution and service fees and deferred sales charges ("Deferred Sales Charges").

Applicants: Little Harbor MultiStrategy Composite Fund ("MSC Fund") and Little Harbor

Advisors, LLC ("Investment Manager").

Filing Dates: The application was filed on December 2, 2014, and amended on April 10, 2015

and June 17, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 24, 2015 and

should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary. Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 30 Doaks Lane, Marblehead, MA 01945.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1. The MSC Fund is a Delaware statutory trust registered under the Act as a non-diversified, closed-end management investment company. The MSC Fund's investment objective is to realize long-term, risk-adjusted returns that are attractive as compared to those returns of traditional public equity and fixed-income markets. The MSC Fund may invest in U.S. and non-U.S. equities of companies with any market capitalization, fixed income securities of any quality, currencies, derivative instruments, futures contracts, options on futures contracts, and commodities.

2. The Investment Manager is a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940. The Investment Manager

serves as the investment manager to the MSC Fund. Foreside Financial Services, LLC, a broker registered under the Securities Exchange Act of 1934 ("Exchange Act") currently serves as the principal underwriter of the MSC Fund ("Distributor"). In the future, the Distributor may be an affiliated person, as defined in section 2(a)(3) of the Act, of the Investment Manager.

3.   Applicants seek an order to permit the MSC Fund to issue multiple classes of Shares, with varying sales charges, and/or asset-based distribution and/or service fees, and Deferred Sales Charges.

4.   Applicants request that the order also apply to any continuously offered registered closed-end management investment company existing now or in the future for which the Investment Manager or any entity controlling, controlled by, or under common control with the Investment Manager, or any successor in interest to such entity,[1] serves as investment adviser and which either operates as an "interval fund" pursuant to rule 23c-3 under the Act (each, an "Interval Fund") or provides periodic liquidity with respect to its Shares pursuant to rule 13e-4 under the Exchange Act (each, a "New Fund," and together with the MSC Fund, the "Funds").[2]

5.   Since February 1, 2015, the MSC Fund has made a continuous public offering of its single, undesignated class of Shares (the "Initial Class").[3] Shares of the MSC Fund currently are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Applicants do not expect there to be a secondary trading market for any Fund Shares.

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[1] A successor in interest is limited to an entity that results from a reorganization of the entity under the laws of another jurisdiction or in a change in the form of business organization.

[2] Any Fund relying on the requested relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the order requested is listed as an applicant.

[3] Shares of the MSC Fund are currently, and in the future will be, sold only to investors who meet the definition of "accredited investor" in Regulator D under the Securities Act of 1933.

6.	The MSC Fund anticipates that Initial Class Shares will continue to be offered at net asset value, subject to a front-end sales load in addition to the current service fee. The MSC Fund and each New Fund propose to offer at least two, and perhaps more than two, classes of Shares. Shares of each new class will be offered at net asset value, and may be subject to a front-end sales load or a Deferred Sales Charge, and/or an asset-based distribution and/or service fee, and/or any early repurchase fee ("Early Repurchase Fee").[4] Because of the different distribution fees, shareholder service fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

7.	Applicants state that, from time to time, a Fund may create and offer additional classes of Shares of the Fund, or may vary the characteristics of its Shares in the following respects: (i) the amount of fees permitted by a Distribution Plan[5] and/or service plan as to such class; (ii) voting rights with respect to a Distribution Plan and/or service plan as to such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in the application; (v) differences in any dividends and net asset values per Share resulting from differences in fees

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[4] Shares may be subject to an Early Repurchase Fee at a rate of 2% of the aggregate net asset value of a shareholder's Shares repurchased by the Fund if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of Shares of the Fund, consistent with section 18 of the Act and rule 18f-3 thereunder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so consistently with the requirements of rule 22d-1 under the Act and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund.

[5] Distribution fees with respect to any class of Shares of a Fund would be paid pursuant to a plan of distribution adopted by the Fund with respect to the applicable class in compliance with rules 12b-1 and 17d-3 under the Act, as if those rules applied to closed-end management investment companies (a "Distribution Plan").

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under a Distribution Plan and/or service plan or in class expenses; (vi) any sales load structure; and (vii) any conversion features, as permitted under the Act.

8.   Applicants state that the MSC Fund has adopted a fundamental policy to repurchase a specified percentage of its Shares (no less than 5%) at net asset value on a quarterly basis. Such repurchase offers are being conducted pursuant to rule 23c-3 under the Act. Each New Fund likewise will adopt a fundamental investment policy in compliance with rule 23c-3 and make periodic repurchase offers to its shareholders, or provide periodic liquidity with respect to its Shares pursuant to rule 13e-4 under the Exchange Act.[6] Any repurchase offers made by a Fund, including the MSC Fund, will be made to all holders of Shares of such Fund.

9.   Applicants represent that asset-based distribution and/or service fees for each class of Shares will comply with the provisions of NASD Rule 2830(d) ("NASD Conduct Rule").[7] Applicants also represent that a Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of its Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end investment company, each Fund will disclose its expenses in shareholder reports, and describe any arrangements that result in breakpoints in or elimination of sales charges in its prospectus.[8] In

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[6] Applicants submit that rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933.

[7] Any reference to the NASD Conduct Rule includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

[8] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

addition, applicants will comply with applicable enhanced fee disclosure requirements for fund of funds, including registered funds of hedge funds.[9]

10. Each Fund and its Distributor will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales charges and revenue sharing arrangements, as if those requirements applied to the Fund and the Distributor. In addition, each Fund or its Distributor will contractually require that any other distributor of the Fund's Shares comply with such requirements in connection with the distribution of Shares of the New Fund.

11. Each Fund will allocate all expenses incurred by it among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the fees associated with the Distribution Plan of that class (if any), shareholder service fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class. Expenses of a Fund, respectively allocated to a particular class of the Fund's Shares, will be borne on a pro rata basis by each outstanding Share of that class. Applicants state that the Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

12. Applicants state that the Interval Funds may impose Deferred Sales Charges on Shares submitted for repurchase that have been held less than a specified period and may waive the Deferred Sales Charge for certain categories of shareholders or transactions to be established

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[9] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also rules 12d1-1, et seq. under the Act.

from time to time. Applicants represent that each Interval Fund would apply the Deferred Sales

Charge (and any waivers or scheduled variations of the Deferred Sales Charge) uniformly to all

shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act

as if the Interval Fund were an open-end investment company.

13.   Each Interval Fund may offer its shareholders an exchange feature under which

the shareholders of the Interval Fund may, in connection with such Interval Fund's repurchase

offers, exchange their Shares of the Interval Fund for Shares of the same class of (i) registered

open-end investment companies or (ii) other Funds that continuously offer their Shares at net

asset value, and that in either case are in the Interval Fund's group of investment companies

(collectively, "Other Funds"). Shares of an Interval Fund that are exchanged for Shares of Other

Funds will be included as part of the amount of the repurchase offer amount for such Interval

Fund as specified in rule 23c-3 under the Act. Any exchange option will comply with rule 11a-

1, 11a-3 and rule 18f-3 under the Act, as if the Interval Fund were an open-end investment

company. In complying with rule 11a-3, each Interval Fund will treat any Deferred Sales Charge

as if it were a contingent deferred sales charge ("CDSC").

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment

company may not issue or sell any senior security if, immediately thereafter, the company has

outstanding more than one class of senior security. Applicants state that the creation of multiple

classes of Shares of the Funds may be prohibited by section 18(c), as a class may have priority

over another class as to payment of dividends because shareholders of different classes would

pay different fees and expenses.

2. Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that multiple classes of Shares of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3. Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule thereunder, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple classes of Shares.

4. Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit a Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder services. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

Deferred Sales Charge

1. Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company will purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

2. Rule 23c-3 under the Act permits a registered closed-end investment company (an "interval fund") to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) under the Act provides that an interval fund may deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of the proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

3. Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

4. Applicants request relief under sections 6(c), discussed above, and 23(c)(3) from rule 23c-3 to the extent necessary for the Interval Funds to impose a Deferred Sales Charge on Shares submitted for repurchase that have been held for less than a specified period.

5. Applicants state that the Deferred Sales Charge they intend to impose is functionally similar to a CDSC imposed by an open-end investment company under rule 6c-10

under the Act. Rule 6c-10 permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants note that rule 6c-10 is grounded in policy considerations supporting the employment of CDSCs where there are adequate safeguards for the investor and state that the same policy considerations support imposition of Deferred Sales Charges in the interval fund context. In addition, applicants state that Deferred Sales Charges may be necessary for the distributor to recover distribution costs. Applicants represent that any Deferred Sales Charge imposed by the Interval Funds will comply with rule 6c-10 under the Act as if that rule were applicable to closed-end investment companies. Each Interval Fund will disclose Deferred Sales Charges in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that each Interval Fund will apply the Deferred Sales Charge (and any waivers or scheduled variations of the Deferred Sales Charge) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-based Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule

17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant

to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1

under the Act to the extent necessary to permit the Fund to impose asset-based service and/or

distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules

applied to closed-end investment companies, which they believe will resolve any concerns that

might arise in connection with a Fund financing the distribution of its Shares through asset-based

distribution fees.

3.   For the reasons stated above, applicants submit that the exemptions requested under

section 6(c) are necessary and appropriate in the public interest and are consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants further submit that the relief requested pursuant to section 23(c)(3) is consistent with

the protection of investors and insures that applicants do not unfairly discriminate against any

holders of the class or classes of securities to be purchased. Finally, applicants submit that the

requested relief meets the standards for relief in section 17(d) of the Act and rule 17d-1

thereunder. Applicants state that the Funds' imposition of asset-based distribution fees is

consistent with the provisions, policies and purposes of the Act and does not involve

participation on a basis different from or less advantageous than that of other participants.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the

following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, and 22d-1

under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary